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                              February 24, 2023

       Chee Kong Choo
       Director and Chairman
       CytoMed Therapeutics Pte. Ltd.
       21 Bukit Batok Crescent
       #17-80 WCEGA Tower
       Singapore 658065

                                                        Re: CytoMed
Therapeutics Pte. Ltd.
                                                            Amendment No. 2 to
Registration Statement on Form F-1
                                                            Filed February 1,
2023
                                                            File No. 333-268456

       Dear Chee Kong Choo:

               We have reviewed your amended registration statement and have the following comment. Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Amendment No. 2 to Registration Statement on Form F-1

       Business
       Overview, page 89

   1. We note the revisions to the pipeline on page 90, so that there are now four columns prior to Phase 1: discovery,
process development, preclinical studies, and trial application.
                                                        Revise the pipeline
table to combine these four columns into no more than two columns, each no wider or more
prominent than each of the phases of clinical development. Also revise the table so
that each row has one arrow that begins on the left and progresses to the point of current
development, rather than multiple arrows within each column.
 Chee Kong Choo
FirstName LastNameChee
CytoMed Therapeutics Pte.Kong
                         Ltd. Choo
Comapany24,
February  NameCytoMed
            2023         Therapeutics Pte. Ltd.
February
Page 2 24, 2023 Page 2
FirstName LastName
        You may contact Tracie Mariner at (202) 551-3744 or Daniel Gordon at
(202) 551-
3486 if you have questions regarding the financial statements and related matters. Please contact
Abby Adams at (202) 551-6902 or Celeste Murphy at (202) 551-3257 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:      Richard I. Anslow, Esq.